UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

FGL Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3402M 102

 (CUSIP Number)

Chinh E. Chu

Sterling House

16 Wesley Street

Hamilton HM CX, Bermuda

(800) 445-6758

Copy to:

Joel L. Rubinstein

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2017

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS Chinh E. Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,407,057(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,407,057(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,407,057(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON IN

(1) The securities are held directly by CC Capital Management LLC (“CC Capital”). Chinh E. Chu is the managing member and controlling owner of CC Capital and as such may be deemed to beneficially own all of the securities held directly by CC Capital.

(2) Includes 9,566,667 ordinary shares issuable upon the exercise of 9,566,667 warrants.

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS CC Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,407,057(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,407,057(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,407,057(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14.	TYPE OF REPORTING PERSON OO

(1) Includes 9,566,667 ordinary shares issuable upon the exercise of 9,566,667 warrants.

CUSIP No. G3402M 102
1	NAME OF REPORTING PERSONS CF Capital Growth, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “ordinary shares”), of FGL Holdings (f/k/a CF Corporation), a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at Sterling House, 16 Wesley Street, Hamilton HM CX, Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Chinh E. Chu, (ii) CC Capital Management LLC (“CC Capital”) and (iii) CF Capital Growth, LLC (the “Sponsor”) (collectively, the “Reporting Persons”).

(b) The business address of Mr. Chu is Sterling House, 16 Wesley Street, Hamilton HM CX, Bermuda. The business address of CC Capital is 555 Madison Avenue, 26th Floor, New York, New York 10022. The business address of the Sponsor is 1701 Village Center Circle, Las Vegas, Nevada 89134.

(c) Mr. Chu is the Co-Chairman of the Issuer. Mr. Chu is also the Founder and Managing Member of CC Capital, a private investment firm. The Sponsor is a Delaware limited liability company owned and controlled by the Mr. Chu and William P. Foley, II formed solely for the purpose of investing in securities of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chu is a citizen of the United States of America. CC Capital and the Sponsor are Delaware limited liability companies.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of CC Capital and the Sponsor.

ITEM 4.	PURPOSE OF THE TRANSACTION

Mr. Chu and William P. Foley, II founded the Issuer on February 26, 2016 and began serving as its Co-Executive Chairmen on April 16, 2016.

Securities Subscription Agreement

On March 2, 2016, the Issuer issued to the Sponsor an aggregate of 2,875,000 Class B ordinary shares (“founder shares”) in exchange for a capital contribution of $25,000 pursuant to a securities subscription agreement, dated as of February 29, 2016 (the “Securities Subscription Agreement”). The foregoing description of the Securities Subscription Agreement is qualified in its entirety by reference to the Securities Subscription Agreement, which is attached hereto as Exhibit 1.

Letter Agreement

On May 19, 2016, the Sponsor, Mr. Chu and Mr. Foley agreed, pursuant to a letter agreement with the Issuer (the “Letter Agreement”) not to transfer, assign or sell any of their founder shares until the earliest of  (a) one year after the completion of the Business Combination with respect to 50% of their founder shares, (b) two years after the completion of the Business Combination with respect to the remaining 50% of their founder shares, and (c) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction after an initial business combination that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 2.

Private Placement Warrants Purchase Agreement

On May 25, 2016 and June 29, 2016, the Sponsor purchased from the Issuer an aggregate of 15,800,000 private placement warrants pursuant to the terms of a private placement warrants purchase agreement, dated as of May 19, 2016 (the “Private Placement Warrants Purchase Agreement”). Each private placement warrant entitles the holder to purchase one ordinary share at $11.50 per share. The private placement warrants (including the ordinary shares issuable upon exercise of the private placement warrants) are not be transferable, assignable or salable until 30 days after the completion of the Business Combination, and they will be non-redeemable so long as they are held by the initial purchasers of the private placement warrants or their permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the Issuer’s initial public offering and have no net cash settlement provisions. The foregoing description of the Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the Private Placement Warrants Purchase Agreement which is attached hereto as Exhibit 3.

Registration Rights Agreement

On May 19, 2016, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”) which provides for registration rights for the holders of the founder shares, private placement warrants and note warrants (as defined below). These holders are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, these holders have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer. However, the registration rights agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of any applicable lock-up period relating to such securities. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4.

Forward Purchase Agreement

On April 19, 2016, the Issuer entered into forward purchase agreements pursuant to which certain investors (the “anchor investors”) agreed to purchase an aggregate of 51,000,000 ordinary shares (“forward purchase shares”) plus an aggregate of 19,083,333 redeemable warrants (“forward purchase warrants”) in a private placement which occurred concurrently with the closing of the Business Combination (as defined below).

Among such forward purchase agreements, the Issuer entered into a forward purchase agreement with CC Capital (the “Forward Purchase Agreement”) providing for the sale of 2,750,000 ordinary shares and 916,667 redeemable warrants for an aggregate purchase price of $10.00 per ordinary share, or $27,500,000. In connection with the Forward Purchase Agreement, the Issuer issued to CC Capital 202,206 founder shares for $0.002 per share.

Pursuant to the forward purchase agreements, the Issuer agreed to use its commercially reasonable efforts (i) to file within 30 days after the closing of the Business Combination a registration statement with the SEC for a secondary offering of the forward purchase shares and the forward purchase warrants (and underlying ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which the anchor investor ceases to hold the securities covered thereby, (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act and (C) the second anniversary of the date of effectiveness of such registration statement, subject to certain conditions and limitations set forth in the forward purchase agreements.

The foregoing description of the Forward Purchase Agreement is qualified in its entirety by reference to the Forward Purchase Agreement which is attached hereto as Exhibit 5.

On April 19, 2016, the Sponsor surrendered 718,750 founder shares to the Issuer for no consideration and the Issuer issued 718,750 founder shares to the anchor investors for $0.01 per share pursuant to the forward purchase agreements.

On April 21, 2016, the Issuer effected a pro rata share capitalization resulting in an increase in the total number of founder shares outstanding from 2,875,000 to 15,000,000, resulting in the Sponsor holding 11,250,000 founder shares and CC Capital holding 202,206 founder shares.

On May 24, 2017, the Issuer entered into an amendment (the “FPA Amendment”) to the Forward Purchase Agreement, pursuant to which CC Capital agreed, among other things, to add FGL as a third party beneficiary of the Forward Purchase Agreement, to prohibit assignments and amendments of the Forward Purchase Agreement without FGL’s consent and to entitle FGL to specific performance of the Forward Purchase Agreement. The foregoing description of the FPA Amendment is qualified in its entirety by reference to the FPA Amendment which is attached hereto as Exhibit 6.

On November 30, 2017 (the “Closing Date”), pursuant to the terms of the Forward Purchase Agreement, CC Capital purchased 2,750,000 ordinary shares at a purchase price of $10.00 per share from the Issuer and received 916,667 private placement warrants from the Issuer.

Business Combination and Appointment as Co-Chairman

On May 24, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FGL US Holdings Inc., a Delaware corporation and wholly owned indirect subsidiary of the Issuer (“Parent”), FGL Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub”), and Fidelity & Guaranty Life, a Delaware corporation (“FGL”), pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub would merge with and into FGL in accordance with the Delaware General Corporation Law, with FGL surviving the merger as a wholly owned indirect subsidiary of the Issuer (the transactions contemplated by the Merger Agreement, the “Business Combination”).

In connection with and effective upon the consummation of the Business Combination, on July 24, 2017, the Board of Directors of the Issuer appointed Mr. Chu Co-Chairman of the Issuer with a term expiring at the Issuer’s 2018 annual general meeting of shareholders.

Nominating and Voting Agreement

On the Closing Date, the Issuer entered into a nominating and voting agreement (the “Nominating and Voting Agreement”) with Mr. Chu, Mr. Foley and Blackstone Tactical Opportunities Fund II L.P. (“BTO”) (collectively, the “Voting Agreement Parties”).

Pursuant to the Nominating and Voting Agreement, if the Voting Agreement Parties and their respective affiliates own, in the aggregate, directly or indirectly, at least 20% of the issued and outstanding ordinary shares, the Voting Agreement Parties will have the right to designate one director nominee for election at each general meeting of the Issuer.

If the Voting Agreement Parties and their respective affiliates own, in the aggregate, directly or indirectly, at least 12% but less than 20% of the issued and outstanding ordinary shares (the “Two Director Range”), the Voting Agreement Parties will have the right to designate one director nominee for each of the two director classes (the “Two Director Classes”) to be voted on at the two general meetings of the Issuer immediately after the aggregate ownership of ordinary shares comes within the Two Director Range and for each subsequent meeting at which one of the Two Director Classes is to be voted on by the shareholders, provided that such aggregate ownership remains within the Two Director Range at the time of each such nomination.

If the Voting Agreement Parties and their respective affiliates own, in the aggregate, directly or indirectly, at least 5% but less than 12% of the issued and outstanding ordinary shares (the “One Director Range”), the Voting Agreement Parties will have the right to designate one director nominee for the class of directors (the “One Director Class”) to be voted on at the general meeting of the Issuer immediately after the aggregate ownership of ordinary shares comes within the One Director Range and for each subsequent meeting at which the One Director Class is to be voted on by the shareholders, provided that such aggregate ownership remains within the One Director Range at the time of each such nomination.

Director nominees selected under the Nominating and Voting Agreement will be selected by the vote of any two of Mr. Chu, Mr. Foley and BTO.

In addition, pursuant to the Nominating and Voting Agreement, each of Mr. Chu, Mr. Foley and BTO agreed to vote for each director so nominated.

The foregoing description of the Nominating and Voting Agreement is qualified in its entirety by reference to the Nominating and Voting Agreement which is attached hereto as Exhibit 7.

By virtue of the Nominating and Voting Agreement, Mr. Chu, Mr. Foley and BTO may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Section 13(d)(3)”). As of the date hereof, 13,840,390 ordinary shares and 9,566,667 warrants are directly held by BilCar. Mr. Foley is the manager of BilCar and as such may be deemed to beneficially own all of the securities held directly by BilCar. As of the date hereof, 43,266,906 ordinary shares and 6,250,000 warrants are directly held by BTO and its affiliates. The aggregate beneficial ownership of 96,331,020 ordinary shares (including warrants) for such “group” is 40.2%, assuming the exercise of all warrants held by members of the “group.” Each of the Reporting Persons hereby expressly disclaims any beneficial ownership of any securities of the Issuer owned by each of Mr. Foley, BilCar and BTO and its affiliates.

Convertible Note

On November 29, 2017, the Issuer issued a convertible promissory note (the “Convertible Note”) to the Sponsor in the amount of $1,500,000 in respect of advances made by the Sponsor from time to time for the Issuer’s ongoing expenses.

The Convertible Note was non-interest bearing and became payable upon the completion of the Business Combination. Under the terms of the Convertible Note, the Sponsor had the option to convert any amounts outstanding under the Convertible Note into warrants to purchase ordinary shares of the Issuer at a conversion price of $1.00 per warrant. On November 29, 2017, the Sponsor elected to convert all amounts outstanding under the Convertible Note, or an aggregate of $1,500,000, into 1,500,000 warrants (the “note warrants”). Each note warrant entitles the holder to purchase one ordinary share of the Issuer at an exercise price of $11.50 per share, commencing 30 days after the completion of the Business Combination, and contains such other terms identical to the private placement warrants. The foregoing description of the Convertible Note is qualified in its entirety by reference to the Convertible Note which is attached hereto as Exhibit 8.

Sponsor Distribution

On November 29, 2017, the Sponsor distributed all of its founder shares, private placement warrants and note warrants to its members, except for 30,221 founder shares which were transferred to the Issuer’s independent directors. Mr. Chu received 4,585,874 founder shares, 8,650,000 private placement warrants and 1,500,000 note warrants pursuant to this distribution in Mr. Chu’s capacity as a member of the Sponsor. As a result, the Sponsor no longer directly or indirectly owned any securities or derivative securities of the Issuer. Immediately prior to this distribution, the Sponsor forfeited 2,048,030 founder shares to the Issuer.

Founder Shares Conversion

On the Closing Date, the founder shares automatically converted into ordinary shares pursuant to the terms of the Issuer’s amended and restated memorandum and articles of association, subject to certain adjustments. The holders of the founder shares entered into a wavier letter on the Closing Date (the “Waiver Agreement”) pursuant to which such holders agreed to waive such conversion adjustment rights with respect to any ordinary shares issuable pursuant to such adjustment in excess of 30,000,000 ordinary shares pursuant to such conversion. The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the Waiver Agreement which is attached hereto as Exhibit 9.

Preferred Voting Agreement

On the Closing Date, GSO Aiguille des Grands Montets Fund II LP (“Aiguille Fund”), GSO COF III AIV-5 LP (“GSO AIV-5”), GSO COF III Co-Investment AIV-5 LP (“GSO COF AIV-5”), GSO Co-Investment Fund-D LP (“GSO D”), GSO Credit Alpha Fund LP (“GSO Alpha”), GSO Churchill Partners LP (“GSO Churchill”), GSO Credit-A Partners LP (“GSO Credit-A”), GSO Harrington Credit Alpha Fund (Cayman) L.P. (“GSO Harrington”, and collectively, with Aiguille Fund, GSO AIV-V, GSO COF AIV-5, GSO D, GSO Alpha, GSO Churchill and GSO Credit-A, the “GSO Funds”), CFS Holdings (Cayman), L.P. and CFS Holdings (Cayman) II, L.P. (the “Blackstone Funds”), Fidelity National Financial, Inc. (“FNF”), Fidelity National Title Insurance Company (“FNTIC”), Chicago Title Insurance Company (“CTIC”), Commonwealth Land Title Insurance Company (“CLTIC”), BilCar, LLC (“BilCar”) and CC Capital entered into a voting agreement (the “Preferred Voting Agreement”), pursuant to which they agreed to vote all of the Issuer’s ordinary shares they own in favor of, and to generally support, any shareholder proposal to convert the Series A Cumulative Convertible Preferred Shares of the Issuer issued to the GSO Funds and preferred shares of the Issuer held by subsidiaries of FNF into ordinary shares. The Preferred Voting Agreement also imposes limits on the parties’ ability to transfer their ordinary shares pending a shareholder vote, and on their ability to participate in tender, exchange or similar offers in certain situations. The foregoing description of the Preferred Voting Agreement is qualified in its entirety by reference to the Preferred Voting Agreement which is attached hereto as Exhibit 10.

By virtue of the Preferred Voting Agreement, CC Capital and BilCar, the GSO Funds, FNF, FNTIC, CTIC and CLTIC (such parties other than the Reporting Persons, the “Other Parties”), which Other Parties are not Reporting Persons on this Schedule 13D, may be deemed to comprise a “group” within the meaning of Section 13(d)(3). As of the date hereof, 13,840,390 ordinary shares and 9,566,667 warrants are directly held by BilCar. Mr. Foley is the manager of BilCar and as such may be deemed to beneficially own all of the securities held directly by BilCar. As of the date hereof, 43,266,906 ordinary shares and 6,250,000 warrants are directly held by the GSO Funds and their affiliates. As of the date hereof, 3,125,000 ordinary shares and 1,500,000 warrants are directly held by FNF. As of the date hereof, 1,170,680 ordinary shares are directly held by FNTIC. As of the date hereof, 9,163,920 ordinary shares are directly held by CTIC. As of the date hereof, 3,272,400 ordinary shares are directly held by CLTIC. The aggregate beneficial ownership of 114,563,020 ordinary shares (including warrants) for such “group” is 47.5%, assuming the exercise of all warrants held by members of the “group.” Each of the Reporting Persons hereby expressly disclaims any beneficial ownership of any securities of the Issuer owned by each of the Other Parties.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional ordinary shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) On November 29, 2017, the Sponsor ceased to be the beneficial owner of more than five percent of the ordinary shares of the Issuer.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Securities Subscription Agreement, dated February 29, 2016, between the Sponsor and the Issuer (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer on April 21, 2016 (File No. 333-210854)).
2	Letter Agreement, dated May 19, 2016, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 25, 2016 (File No. 001-37779)).
3	Private Placement Warrants Purchase Agreement, dated May 19, 2016, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on May 25, 2016 (File No. 001-37779)).
4	Registration Rights Agreement, dated May 19, 2016, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 25, 2016 (File No. 001-37779)).
5	Form of Forward Purchase Agreement among the Issuer, the investor listed as the purchaser on the signature page thereof and the Sponsor, as amended (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on May 3, 2016 (File No. 333-210854).
6	Form of Amendment to Forward Purchase Agreement, dated as of May 24, 2017, by and among the Issuer, the investor listed as the purchaser on the signature page thereof and the Sponsor (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q filed by the Issuer on August 14, 2017 (File No. 001-37779)).
7	Nominating and Voting Agreement, dated as of November 30, 2017, by and among Blackstone Tactical Opportunities Fund II L.P., Chinh E. Chu, William P. Foley, II and the Issuer (incorporated by reference to Exhibit 10.42 to the Current Report on Form 8-K filed by the Issuer on December 1, 2017 (File No. 001-37779).
8	Convertible Promissory Note, dated November 29, 2017, issued to the Sponsor (incorporated by reference to Exhibit 10.45 to the Current Report on Form 8-K filed by the Issuer on December 1, 2017 (File No. 001-37779).
9*	Waiver Agreement, dated as of November 29, 2017, among the Issuer, CF Capital Growth, LLC and the forward contract parties signatory thereto.
10*	Voting Agreement, dated as of November 30, 2017, by and among Fidelity & Guaranty Life, CF Capital Growth, Fidelity National Financial, Inc., CFS Holdings (Cayman), L.P., CC Capital Management, LLC, BilCar, LLC, Richard N. Massey and James A. Quella.
11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2017

/s/ Chinh E. Chu
Chinh E. Chu

CC CAPITAL MANAGEMENT LLC

/s/ Chinh E. Chu
Chinh E. Chu
Managing Member

CF CAPITAL GROWTH, LLC

/s/ Chinh E. Chu
Chinh E. Chu
Co-Executive Chairman